EXHIBIT 7.1

Britannia Bulk Plc

Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2006	2005	2004
	($ in thousands)
EARNINGS
Pretax income (loss)	$2,626	$8,560	$7,628
Fixed charges (computed below)	5,293	1,537	435
Less capitalized interest	0	0	0
Total adjusted earnings (A)	$7,919	$10,097	$8,063

FIXED CHARGES
Interest expensed	$5,122	$1,353	$271
Interest capitalized	0	0	0
Amortization of borrowing costs	171	184	164
Estimate of interest in rent expense	0	0	0
Total fixed charges (B)	$5,293	$1,537	$435

RATIO OF EARNINGS TO FIXED CHARGES (A) DIVIDED BY (B)	1.5X	6.6X	18.5X
Excess Amount	$2,626	$8,560	$7,628